  Seward & Kissel LLP
901 K Street, NW
Suite 800
Washington, DC  20001
Telephone:  (202) 737-8833
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www.sewkis.com

                                                                                                                 January 12, 2021

VIA EDGAR CORRESPONDENCE

Mr. Ryan Sutcliffe
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	North Square Investments Trust
- North Square Tactical Growth Fund
- North Square Tactical Defensive Fund
- North Square Trilogy Alternative Return Fund
Post-Effective Amendment No. 14
File Nos. 333-226989 and 811-23373

Dear Mr. Sutcliffe:

We are responding on behalf of North Square Investments Trust (the “Registrant”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced post-effective amendment to the registration statement filed on November 5, 2020, on Form N-1A for North Square Tactical Growth Fund, North Square Tactical Defensive Fund and North Square Trilogy Alternative Return Fund (each a “Fund”), each a series of the Registrant (the “Registration Statement”).  The comments were provided orally to me and Jessica Cohn by telephone on December 17, 2020.  The Staff’s comments and Registrant’s responses thereto are discussed below, followed by select pages of the Registration Statement showing changes made to the disclosure in response to the Staff’s comments.

As discussed, Staff comments made with respect to one Fund that are applicable to another Fund will be addressed for each applicable Fund.

General

Comment 1:	Please fill in all blanks, brackets or otherwise missing information.

Response:
Registrant confirms that all bracketed or open information will be completed prior to filing the post-effective amendment on Form N-1A to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Prospectus

Summary Information

Comment 2:	Please provide the completed Annual Fund Operating Expenses table for each Fund in advance of effectiveness for Staff’s review.

Response:	The attached marked pages of the Registration Statement include the completed Annual Fund Operating Expenses table for each Fund.

Comment 3:	Please provide the expense caps in footnote 5 to each Fund’s Annual Fund Operating Expenses table in advance of effectiveness for Staff’s review.

Response:	The attached marked pages of the Registration Statement include the completed footnote 5 to each Fund’s Annual Fund Operating Expenses table.

Comment 4:	Please provide the completed expense examples for each Fund in advance of effectiveness for Staff’s review.

Response:	The attached marked pages of the Registration Statement include the completed expense examples for each Fund.

Comment 5:
The Staff generally associates growth and value funds with equities and not with debt instruments. The Staff notes that the North Square Tactical Growth Fund may invest up to 100% in fixed-income securities. Please provide an explanation as to why the name of the North Square Tactical Growth Fund is not misleading given that the Fund can invest 100% in debt instruments.

Response:
The Registrant believes that the name of the North Square Tactical Growth Fund is not misleading. In this regard, on average, the Fund invests approximately 78% of its net assets in equity securities. The Fund may, during extraordinary market conditions, such as the 2007/2008 financial crisis and the periods of market volatility in early 2020, increase its position in debt securities as a prudent measure. The length of time during which the Fund holds increased debt security positions is typically short and generally during such extraordinary market periods. Furthermore, certain of the debt securities in which the Funds invests (e.g., high yield debt securities) behave similar to equity securities.

Comment 6:
Please disclose that, where all or a portion of an ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trading is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of an ETF’s shares and the underlying value of those shares.

Response:	The Prospectus has been revised in response to this comment.

Comment 7:	With respect to the Sector Focus Risk, please provide further information, if possible, as to which sectors the Fund may invest in and be susceptible to such risk.

Response:
Registrant confirms that the North Square Tactical Growth Fund and the North Square Tactical Defensive Fund can each invest in a wide variety of sectors and that the sectors in which each Fund invests will vary from time-to-time.

Comment 8:	Please update the Interest Rate Risk disclosure.

Response:	The Prospectus has been revised in response to this comment.

Comment 9:
Please confirm if shorting is a principal strategy for any Fund. If so, please confirm that expenses, such as dividends on stocks sold short, will be included in the “Other expenses” line item in the fee table or a separate line item, as appropriate

Response:
Registrant confirms that the North Square Trilogy Alternative Return Fund may sell options, which will typically include index options. Though unlikely, to the extent that the Fund incurs expenses from shorting a security, it will include any such expenses in the “Other expenses” line item in the fee table.

Comment 10:	Please be more specific and clarify what is meant by “other securities” in the North Square Trilogy Alternative Return Fund’s Market Movement Position investment style description.

Response:	The Prospectus has been revised in response to this comment.

Comment 11:
Please clarify what is meant by “positively or negatively correlated market instruments” in the below sentence, which is included in the North Square Trilogy Alternative Return Fund’s Principal Investment Strategies.

“These alternative instruments include options on indexes, options on futures, options on ETFs or individual securities and positively or negatively correlated market instruments.”

Response:	The Prospectus has been revised in response to this comment.

Comment 12:
Please provide clarification on what is meant by “trend or momentum-based strategy” in the below sentence, which is included in the North Square Trilogy Alternative Return Fund’s Principal Investment Strategies.

“The Fund may also invest in ETFs and other investment companies that employ a trend or momentum-based strategy for the Market Movement Position.”

Response:	The Prospectus has been revised in response to this comment. Registrant confirms that the disclosure was not necessary.

More About the Funds’ Investment Objectives, Investment Strategies and Risks

Comment 13:	Please remove the disclosure related to a Fund’s 80% policy as none of these Funds have adopted a fundamental 80% investment policy.

Response:	The Prospectus has been revised in response to this comment.

Comment 14:
Duration Risk, Negative Convexity Risk, Futures Risk, Options Risk and Swaps Risk do not appear in the Item 4 disclosure in the Registration Statement. Please explain why the risks do not appear or revise accordingly.

Response:	The Prospectus has been revised in response to this comment.

*          *          *

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Robert M. Kurucza
    Robert M. Kurucza

cc: Alan E. Molotsky, Esq.